

08030947

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 023728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __02/01/07__ AND ENDING __01/31/08__

                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
35 East 21st Street, Suite 8 East

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York   NY   10010-6212

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank A. Gallo, CPA   516-681-4700

                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gallo & Company, CPA's LLP

APR 0 7 2008

                        (Name – *if individual, state last, first, middle name*)

THOMSON FINANCIAL

420 Jericho Turnpike, Suite 101 Jericho, NY 11753-1372

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 1 2008
BRANCH OF REGISTRATIONS AND
04   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Mark A. Boyar__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Mark Boyar & Company, Inc.__ , as of __January 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Mark A. Boyar, President

Title

Notary Public

RICHARD I. WOLFF
Notary Public, State of New York
No. 31-9726910
Qualified in New York County
Commission Expires February 28, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of cash flow.
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholder of Mark Boyar & Company, Inc.

We have audited the accompanying balance sheet of Mark Boyar & Company, Inc. (a New York Corporation) as of January 31, 2008, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Boyar & Company, Inc., at January 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gallo & Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

March 10, 2008

3

MARK BOYAR & COMPANY, INC.
Balance Sheet
January 31, 2008

ASSETS

Current Assets

Cash	$ 4,555
Money market fund	493,053
Marketable securities (Note 2)	13,881
Officer's loan receivable	49,847
Deferred tax asset (Note 3)	36,931
Total Current Assets	598,267

Fixed and Other Assets

Furniture, fixtures and leasehold improvements less	
Accumulated depreciation of $150,616 (Notes 2 and 6)	32,433

TOTAL ASSETS $630,700

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities

Accounts payable	$ 81,451
Income taxes payable	50,244
Miscellaneous payable	5,355
Total Current Liabilities	137,050

Stockholder's Equity

Common stock (20,000 shares of stock authorized at $0.01 per share,	
1,000 shares issued and outstanding)	10
Additional paid in capital	3,990
Retained earnings	489,650
Total Stockholder's Equity	493,650

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $630,700

See Notes to Financial Statements.

Gallo & Company CPA's LLP

MARK BOYAR & COMPANY, INC.

Statement of Income
For the Fiscal Year Ended January 31, 2008

REVENUES

Commission income	$ 1,532,504
Commission income-soft dollar	363,466
Interest and dividend income	35,300
Gain on error account	52
Miscellaneous income	35,043
Net unrealized gain from firm investments	21,752
Realized loss on investments	(18,188)
TOTAL REVENUE	1,969,929

EXPENSES

Officer's salary	778,000
Employee's salaries	651,833
General & administrative expense	234,795
Payroll taxes	100,237
Rent	80,026
Depreciation (Note 2)	13,434
Regulatory fees and dues	6,358
Printing	27,787
TOTAL EXPENSES	1,892,470
Income Before Provision for Income Taxes	77,459
Provision for Income Taxes	25,872
NET INCOME	$ 51,587

See Notes to Financial Statements.

Gallo & Company CPA's LLP

MARK BOYAR & COMPANY, INC.

Statement of Changes in Shareholder's Equity
For the Fiscal Year Ended January 31, 2008

	Total	Common Stock	Additional Paid In Capital	Retained Earnings
Shareholder's Equity February 1, 2007	$ 442,063	$ 10	$ 3,990	$ 438,063
Net Income	51,587	-0-	-0-	51,587
Shareholder's Equity January 31, 2008	$ 493,650	$ 10	$ 3,990	$ 489,650

See Notes to Financial Statements.

Gallo & Company CPA's LLP

MARK BOYAR & COMPANY, INC.

Statement of Cash Flows
For the Fiscal Year Ended January 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss
Adjustments to Reconcile Net Income to Net Cash provided $ 51,587
    by operating activities:
    Depreciation   13,434
    Increase in income taxes payable   24,599
    Increase in accounts payable   7,525
    Increase in deferred tax asset   (12,120)

    Net Cash Provided By Operating Activities   85,025

CASH FLOWS FROM INVESTING ACTIVITIES

Increase in marketable securities   (3,239)

    Net Cash Used In Investing Activities   (3,239)

NET INCREASE IN CASH AND CASH EQUIVALENTS   81,786

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR   415,822

CASH AND CASH EQUIVALENTS AT END OF YEAR $ 497,608

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash Paid During the year for:
    Corporation Taxes $ -0-

See Notes to Financial Statements.

Gallo & Company CPA's LLP

Note 1- GENERAL BUSINESS

The primary sources of revenue are brokerage commissions, soft-dollar commissions and fees for research services. Mark Boyar & Company, Inc. (the "Company") clears all of its brokerage activity through a New York Stock Exchange member firm as an introducing broker and receives an agreed percentage of commissions earned.

Note 2- SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and money market funds with maturities less than three months to be cash equivalents.

Investments

The Company carries all marketable securities at market value. The cost basis of marketable securities at January 31, 2008 is $5,625.

Fixed Assets

Furniture, fixtures and equipment are carried at cost and are depreciated on an accelerated method with a useful life of five to seven years.

Leasehold improvements are being depreciated on a straight-line basis over a period of twenty years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 3- INCOME TAXES

The Company prepares its income tax returns on the cash basis of accounting. As a result thereof, various items of revenue and expense will be recognized in different periods for book and tax accounting purposes. This has resulted in a $36,931 deferred tax asset at January 31, 2008.

Note 4- REIMBURSED EXPENSES

Under an informal agreement, Boyar Asset Management, Inc., an affiliated company, and Mark Boyar & Company, Inc., have reimbursed each other for certain operating expenses. For the year ended January 31, 2008, the amount of such net reimbursement received by the Company amounted to $295,368. The amount due to Boyar Asset Management, Inc. at January 31, 2008 is $5,354.

Note 5- MINIMUM NET CAPITAL

As a registered broker-dealer, the Company is required to maintain certain minimum "net capital" as well as a ratio, whereby "net capital" exceeds the greater of $5,000 or 6-2/3% of "aggregate indebtedness" as these terms are defined in accordance with the provisions of Rule 15c3-1 of the Securities Exchange Commission.

At January 31, 2008, the Company had "excess net capital" in the amount of $350,584.

Retained earnings may be restricted as to the availability for the payment of dividends. Operations may be restricted in order to maintain the required "net capital" ratio as defined.

Should the company fail to maintain such capital requirements, it could be subject to sanction or possible suspension.

Note 6- FIXED ASSETS

As of January 31, 2008 fixed assets consist of the following:

	Amount
Equipment and Furniture	$ 59,077
Art Work	62,698
Leasehold Improvements	61,274
Total Fixed Assets	183,049
Less Accumulated Depreciation	150,616
Net Book Value	$ 32,433

Gallo & Company CPA's LLP

MARK BOYAR & COMPANY, INC.
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
January 31, 2008

CREDITS

Shareholders equity		$ 493,650

DEBITS

Furniture, fixtures and leasehold improvements (net of accumulated depreciation)		32,433
Officer's loans receivable & deferred tax asset		86,778
		119,211
Net Capital before Haircuts on Securities Position		374,439

Haircut on securities (computed, where applicable, pursuant to 15a3-1(f)):
Trading and Investment Securities

a. Other securities	4,165
b. Money market & government funds @ 2%	10,554
	14,719
Net Capital	359,720

Minimum net capital requirements of the greater of $5,000 or 6-2/3% of aggregate indebtedness (Note 5)	9,136
Excess in Net Capital	$ 350,584
Excess Net Capital at 1,000%	$ 346,015
Total Aggregate Indebtedness	$ 137,049
Percentage of Aggregate Indebtedness to Net Capital	38.00%

Percentage of Debt to Debt-Equity Total Computed in Accordance with Rule 15c3-1(d)

See Notes to Financial Statements.

Gallo & Company CPA's LLP

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through Pershing, LLC on a fully disclosed basis. In the opinion of the management of Mark Boyar & Company, Inc., the conditions of the Company's exemption from Rule 15c3-3 was complied with throughout the year ended January 31, 2008.

See Notes to Financial Statements.

Gallo & Company CPA's LLP

MARK BOYAR & COMPANY, INC.
Reconciliation of Computation of Net Capital (Rule 15c3-1)
Pursuant to Rule 17a-5(d)(4)
January 31, 2008

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital per Unaudited Focus Report	$ 359,720
Adjustments to Net Capital:	
Accrued expenses and other assets	-0-
Net Capital per Audited Focus Report	$ 359,720

	Unaudited Focus 01/31/08	Audited Focus 01/31/08
Net Capital	$ 359,720	$ 359,720
Minimum Net Capital at 6-2/3% of AI	9,136	9,136
Excess Net Capital	350,584	350,584
Excess Capital at 1,000%	346,015	346,015
Total Aggregate Indebtedness (AI)	137,049	137,049
Percentage of AI to Net Capital	38.00%	38.00%

See Notes to Financial Statements.

Gallo & Company CPA's LLP





420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
January 31, 2008

To the Board of Directors
and Shareholder of Mark Boyar & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Mark Boyar & Company, Inc. (the "Company") for the year ended January 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Members of: AICPA • NYSSCPA • NCCPAP

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at January 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gallo & Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

March 10, 2008



Gallo & Company CPA's LLP